Exhibit 99.1

First Quarter 2011
Report to Shareholders

For the Three Months Ended November 30, 2010
(Unaudited)

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

TABLE OF CONTENTS

HIGHLIGHTS	3
Significant Events in the Quarter	3
Significant Events Subsequent to the Quarter	4
Management’s Discussion and Analysis	5
Overview of Consolidated Results	6
Radio	8
Television	9
Corporate	10
Quarterly Consolidated Financial Information	11
Risks and Uncertainties	12
Outlook	12
Financial Position	12
Liquidity and Capital Resources	13
Outstanding Share Data	14
Changes in Internal Control Over Financial Reporting	14
Key Performance Indicators	14
Impact of new Accounting Policies	15
Recent Accounting Pronouncement	15
Consolidated Financial Statements and Notes	18

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

HIGHLIGHTS

Financial Highlights
(These highlights are derived from the unaudited consolidated financial statements)	Three months ended
(unaudited)	November 30,
	2010	2009
Revenues
Radio	73,134	71,074
Television	167,517	151,255
	240,651	222,329
Segment profit
Radio	22,157	21,821
Television	78,100	67,068
Corporate	(7,960)	(5,664)
	92,297	83,225

Net income	46,221	73,908
Earnings per share
Basic	$0.57	$0.92
Diluted	$0.56	$0.91

Significant Events in the Quarter
•
On September 7, 2010, the Company’s Nelvana Studio, in partnership with HIT Entertainment, announced the production of a new CGI-animated preschool series Mike the Knight.  Created by Alexander Bar (Lunar Jim) and written by Marc Seal (Bob the Builder), the series will premiere in Canada on Treehouse in fall 2011.

•
On September 16, 2010, the Company’s Nelvana Enterprises announced that its CGI-animated series, Babar and the Adventures of Badou, will make its broadcast debut in the U.S. on Disney Channel’s learning-focused Playhouse Disney programming block for preschoolers.

•
On September 28, 2010, the Company officially opened Corus Quay.  Corus Quay integrates advanced digital technologies and automated systems that transform Corus’ broadcast and content businesses; making Corus Quay one of America’s most advanced broadcast facilities and Toronto’s smartest building.

•
On September 28, 2010, the Company announced its partnership with Supernova Interactive to launch the first integrated social network with a mandate to recommend new independent music for play on Corus Radio’s new music stations.

•
On September 29, 2010, the Company and OWN:  The Oprah Winfrey Network announced a licensing agreement that enables Corus to add OWN to its portfolio of Canadian specialty services.  OWN is set to launch in Canada in early 2011 following its U.S. premiere on January 1, 2011.

•
On September 29, 2010, the Company held its annual Investor Day and updated investors on its fiscal 2011 strategic priorities.  The Company also provided its fiscal 2011 guidance targets of consolidated segment profit of $285 to $295 million and free cash flow in excess of $100 million.

•	On September 30, 2010 and October 29, 2010, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B Shares, respectively.

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

•
On October 6, 2010, the Company, in partnership with MTV Networks International, expanded its digital offerings to Canadian advertisers by acquiring the Canadian rights to four websites.  Corus will become the exclusive Canadian representative for the popular sites AddictingGames.com, Shockwave.com, neopets.com and CMT.com.

•
On October 27, 2010, the Company announced that its Board of Directors had approved a 25% increase in its annual dividend.  The Company’s monthly dividend for holders of its Class A and Class B Shares was increased to $0.062083 and $0.0625, respectively or $0.745 and $0.75, respectively on an annual basis.

•	On October 29, 2010, Corus announced the appointment of Chris Pandoff as Executive Vice President and President of Corus Radio. Mr. Pandoff assumed his new role effective December 1, 2010.
•	On November 30, 2010, the Company paid a monthly dividend of $0.062083 and $0.0625 to holders of its Class A and Class B shares respectively.

Significant Events Subsequent to the Quarter
•
On December 6, 2010, Corus announced that as a preview to the March 1, 2011 launch of OWN:  The Oprah Winfrey Network in Canada; W Network and VIVA are set to air weekly two-hour nested blocks with programming from the soon-to-launch channel throughout January and February.  The nested blocks on W Network will run every Friday night at 9 p.m. ET through February 25, 2011.  Additional blocks on VIVA will run Fridays at 12 a.m. ET, Sundays at 2 p.m. ET and 9 p.m. ET and Mondays at 8 p.m. ET.

•
On December 10, 2010, it was announced that in Germany, Beyblade:  Metal Fusion spinning tops, marketed by the brand management and media company m4e AG and manufactured by Hasbro, have become the number-one toy with more than 500,000 units sold since September 2010.  The boys animation series from d-rights and Nelvana Enterprises premiered in September 2010 on Nickelodeon in Germany.  A new toy-products line with further spinning tops including accessories will be on the worldwide market by the fall 2011.

•
On December 16, 2010, Corus announced a new 10-year agreement with John Derringer and Toronto’s classic rock station, Q107.  With this long-term agreement, John will continue in his role as the morning drive host of Derringer in the Morning.

•
On December 17, 2010, Corus Entertainment’s Movie Central announced a new and exclusive slate of first-run Showtime programming with the return of Californication, and the debut of brand-new, buzz-heavy series Shameless and Episodes.  Airing back-to-back, the three series will anchor the Monday night line-up beginning Monday, January 10, 2011.

•
On December 17, 2010, the CRTC approved Cogeco Inc.’s acquisition of 11 Quebec radio stations from Corus.  The stations were purchased from Corus for $80 million.  The transaction will close February 1, 2011.

•
On December 22, 2010, the CRTC announced the public hearing for the so-called group-based television license renewal process.  Corus and its related company, Telelatino filed renewal applications for their television operations as part of this process.  The public hearing is scheduled to commence on April 4, 2011 with a public intervention deadline set for February 9, 2011.

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

Management’s Discussion and Analysis

Management’s Discussion and Analysis of the financial position and results of operations for the three months ended November 30, 2010 is prepared at December 31, 2010.  The following should be read in conjunction with Management’s Discussion and Analysis, consolidated financial statements and the notes thereto included in our August 31, 2010 Annual Report and the consolidated financial statements and notes of the current quarter.  The financial highlights included in the discussion of the segmented results are derived from the unaudited consolidated financial statements.  All amounts are stated in Canadian dollars unless specified otherwise.

Cautionary statement regarding forward-looking statements

To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions.  In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.  Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements.  Certain material factors or assumptions are applied in making forward-looking statements, including without limitation, factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities (or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business;  and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

Overview of Consolidated Results

Net income for the first quarter was $46.2 million on revenues of $240.7 million, as compared to net income of $73.9 million on revenues of $222.3 million in the prior year.  Television segment profit increased by 16%, while Radio increased by 2%.  Refer to the discussion of segmented results for further analysis.

Revenues

Revenues for the first quarter were $240.7 million, an increase of 8% from $222.3 million last year.  Subscriber revenues increased by 9% and advertising revenues increased by 8% in the quarter.  Television revenues increased by 11% and Radio revenues increased by 3% in the quarter.  Refer to the discussion of segmented results for additional analysis of revenues.

Direct cost of sales, general and administrative expenses

Direct cost of sales, general and administrative expenses for the first quarter were $148.4 million, up 7% from $139.1 million in the prior year. This increase is attributed to higher program rights and film amortization in the Television division and higher general and administrative costs in Radio and Corporate.  Refer to the discussion of segmented results for additional analysis of expenses.

Depreciation

Depreciation expense of $6.7 million for the first quarter was higher than prior year due to the depreciation of assets at Corus Quay which commenced in the fourth quarter of fiscal 2010.

Interest expense

Interest on long-term debt of $14.9 million for the first quarter was higher than prior year due to the issuance of new debt in the second quarter of fiscal 2010.  In February 2010, the Company issued $500.0 million in senior unsecured guaranteed notes due 2017 (the “Notes”) that pay interest at 7.25%. The Company used these proceeds to pay down bank debt.  The effective interest rate on bank loans and notes for the first quarter of fiscal 2011 was 6.8% compared to 4.0% on bank loans in the first quarter of last year.

Disputed regulatory fees

In October 2009, a settlement was reached between the Government of Canada and members of the broadcasting industry in respect of disputed Part II license fees.  The settlement includes waiving Part II license fees that were not collected for the broadcasting years 2007, 2008 and 2009. The Company had accrued $16.2 million over that period, and reversed this accrual in the first quarter of fiscal 2010.

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

Restructuring expense

Restructuring expense of $2.4 million is comprised of employee-related expenses associated with the organizational restructuring that occurred in the fourth quarter of fiscal 2010 and redundant rents for facilities vacated subsequent to the move to the Corus Quay location.

Other income, net

Other income for the first quarter was $0.2 million, as compared to income of $1.8 million last year. The difference is primarily due to higher interest income related to tax refunds, received in first quarter fiscal 2010.

Income taxes

The effective tax rate for the first quarter of fiscal 2011 was 30.0%, compared to the Company’s 29.0% statutory rate.  The first quarter of fiscal 2010 includes a future tax recovery of $14.2 million representing a reduction in the Ontario provincial long-term tax rate.

Net income and earnings per share

Net income for the first quarter was $46.2 million, as compared to $73.9 million last year. Earnings per share for the first quarter were $0.57 basic and $0.56 diluted, compared to $0.92 basic and $0.91 diluted last year. Net income for the prior year’s quarter includes a $16.2 million reversal of a disputed regulatory fee accrual and a $14.2 million recovery due to income tax rate changes.  Excluding the impact of these items results in an adjusted basic earnings per share of $0.61 for the prior year.

The weighted average number of shares outstanding has increased in the current year due to the issuance and exercise of stock options and the issuance of shares from treasury under the dividend reinvestment plan.

Other comprehensive income (loss), net of tax

The significant item in other comprehensive income in the prior year was the change in the unrealized fair value of the Company’s interest rate swap agreements. In the second quarter of fiscal 2010, the Company terminated the agreements. As a result, the unrealized change in the fair value of the agreements that were previously recorded in other comprehensive income were reversed through other comprehensive income and recorded in net income as a component of the debt refinancing loss.

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

Radio

The Radio division comprises 48 radio stations situated primarily in nine of the 10 largest Canadian markets by population and in the densely populated area of southern Ontario. Corus is one of Canada’s leading radio operators in terms of revenues and audience reach.

Financial Highlights

	Three months ended
(thousands of Canadian dollars)	November 30,
	2010	2009
Revenues
West	26,065	26,233
Ontario	26,704	24,504
Quebec and other	20,365	20,337
	73,134	71,074

Segment profit
West	8,998	9,701
Ontario	9,472	8,475
Quebec and other	3,687	3,645
	22,157	21,821

Revenues for the first quarter increased by 3% compared to the prior year.  Revenues in Ontario were up 9%, driven by the strong growth in Toronto.  Revenues in the rest of Canada were stable with modest increases in Quebec offsetting slight decreases in the West.  The Company’s results this quarter are in line with the performance of the overall market in Canada.

Direct cost of sales, general and administrative expenses for the first quarter increased by 4% compared to the prior year.  Variable expenses increased 14% in the quarter largely due to higher regulatory fees of approximately $1 million resulting from the July 2010 Copyright Board decision.  Fixed costs, which represent a much higher proportion of the cost structure, were down 1% for the quarter.  The decrease was largely in employee related costs as a result of divisional realignment executed by the Company in the fourth quarter of Fiscal 2010.

Although revenue increased by 3% this quarter, segment profit increased by only 2%.  This was a result of the significant increase in variable costs as discussed in the preceding paragraph.  As a result, the Radio division’s margin decreased from 30.7% in the prior year to 30.3% this quarter.

The Company has signed an agreement to sell the Quebec operations to Cogeco Inc.  Radio’s Quebec segment will be retroactively restated as a discontinued operation commencing in the second quarter.  The transaction is expected to close on February 1, 2011.

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

Television

The Kids segment comprises: YTV; Treehouse TV; Nickelodeon (Canada); a 50% interest in TELETOON and TELETOON Retro, and the Nelvana content business. The Specialty and Pay segment comprises: W Network; VIVA; W Movies; Sundance Channel (Canada); Corus’ western Canadian premium television services Movie Central (including HBO Canada) and Encore Avenue; three local television stations, and the Company’s interests in CMT Canada, Telelatino, DUSK and Cosmopolitan TV.

Financial Highlights

	Three months ended
(thousands of Canadian dollars)	November 30,
	2010	2009
Revenues
Kids	78,013	68,499
Specialty and Pay	89,504	82,756
	167,517	151,255

Segment profit
Kids	41,426	33,309
Specialty and Pay	36,674	33,759
	78,100	67,068

Revenues increased by 11% in the first quarter reflecting an increase of 12% in advertising revenues and an increase of 9% in subscriber revenues.  Strong growth continued in our specialty advertising revenues which were up 17% while non-specialty advertising revenues were down 42%. Other revenues also grew 13% in the third quarter.  Specialty advertising revenues were particularly strong in our CMT network which was up 26% over the prior year and in our Kids segment which was up 21% over the prior year reflecting continued strong ratings growth and the success in monetizing our “co-view” audience.  The decline in non-specialty advertising revenues reflects the closure of our former cable advertising service in August 2010.  Subscriber revenue growth includes the addition of our two new offerings, W Movies and Sundance Channel (which launched March 1, 2010) and strong paid subscriber growth at CosmoTV and Nickelodeon (Canada).  Movie Central (including HBO Canada) finished the quarter with 976,000 subscribers, up 2% from the same period last year.

Direct cost of sales, general and administrative expenses increased by 6% in the first quarter.  Direct cost of sales, which includes amortization of program rights and film investments, increased by 11%.  The increase in amortization of program rights reflects increased variable programming costs associated with higher subscriber levels and increased Canadian content requirements based on the prior year’s revenues, as a result of conditions of license.   The increase in film investment amortization is associated with increased revenues from third party service work at our studios.  General and administrative expenses decreased in the first quarter as a result of savings from our recent organizational restructuring.

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

Corporate

The Corporate segment results represent the incremental cost of corporate overhead in excess of the amount allocated to the operating segments.

Financial Highlights

	Three months ended
(thousands of Canadian dollars)	November 30,
	2010	2009
Stock-based compensation	2,125	1,185
Other general and administrative costs	5,835	4,479
	7,960	5,664

Stock-based compensation includes the expenses related to the Company’s Performance Share Units (“PSUs”), stock options and other long-term incentive plans.  The expense fluctuates with changes in assumptions, primarily the Company’s share price and number of units outstanding.  The increase in stock-based compensation in the current year reflects a higher share price at the end of the first quarter compared to the prior year as well as the granting of additional units under the long-term incentive plan in the current year.

Other general and administrative costs are up from the prior year and include increased facility costs at Corus Quay which the Company started occupying in the fourth quarter fiscal 2010.

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

Quarterly Consolidated Financial Information

The following table sets forth certain unaudited data derived from the unaudited consolidated financial statements for each of the eight most recent quarters ended November 30, 2010.  In management’s opinion, these unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements contained in the Company’s Annual Report for the year ended August 31, 2010.

[thousands of Canadian dollars, except per share amounts]
	Revenues	Segment	Net income	Earnings per share
		profit		Basic	Diluted
2011
1st quarter	240,651	92,297	46,221	$0.57	$0.56
2010
4th quarter	202,789	51,581	6,812	$0.08	$0.08
3rd quarter	218,439	73,818	31,411	0.39	0.39
2nd quarter	192,664	55,445	14,603	0.18	0.18
1st quarter	222,329	83,225	73,908	0.92	0.91
2009
4th quarter	195,221	57,423	18,733	$0.23	$0.23
3rd quarter	195,354	61,416	(145,030)	(1.81)	(1.81)
2nd quarter	181,358	51,009	29,029	0.36	0.36

Seasonal fluctuations

As discussed in Management’s Discussion and Analysis for the year ended August 31, 2010, Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results. In particular, as the Company’s broadcasting businesses are dependent on general advertising and retail cycles associated with consumer spending activity, the first quarter results tend to be the strongest and second quarter results tend to be the weakest in a fiscal year.

Significant items causing variations in quarterly results
•
Net income for the fourth quarter of fiscal 2010 was negatively impacted by a charge of $12.9 million related to the Company’s organizational restructuring to streamline operating processes in the new Corus Quay facilities.

•	Net income in the fourth quarter of fiscal 2010 was negatively impacted by an accrual of $7.9 million related to the new Radio tariffs introduced in July 2010.
•	Net income in the second quarter of fiscal 2010 was negatively impacted by $14.3 million in expenses related to the refinancing of the Company’s debt.
•	Net income in the first quarter of fiscal 2010 was positively impacted by $14.3 million in income tax rate changes and the reversal of a $16.2 million disputed regulatory fee accrual.
•
Revenues in the third quarter of fiscal 2009 decreased from the previous year, as the Canadian economy had a negative impact on the advertising market.  The impact was most pronounced in the Radio division.

•	Net loss in the third quarter of fiscal 2009 includes broadcast license and goodwill impairment charges of $172.5 million, net of tax of $2.5 million, related to the Radio division.
•	Net income in the second quarter of fiscal 2009 was positively impacted by a gain of $7.2 million related to the disposition of a residential audio service.

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

Risks and Uncertainties

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2010.

Outlook

At its annual Investor Day in September 2010, the Company updated investors on the Company’s fiscal 2010 strategic priorities and provided near-term financial guidance for the 2011 fiscal year.  In particular, the Company announced its fiscal 2011 guidance targets of consolidated segment profit of $285.0 to $295.0 million, and free cash flow of $100.0 million. This annual guidance remains unchanged at the end of the first quarter of fiscal 2011 and assumes the sale of the Quebec radio assets.

To view the Investor Day presentation, please visit the Company’s website at www.corusent.com.

Financial Position

Total assets at November 30, 2010 were $2.1 billion, compared to $2.0 billion at August 31, 2010.  The following discussion describes the significant changes in the consolidated balance sheet since August 31, 2010.

Current assets increased by $55.5 million.  Cash and cash equivalents increased by $15.6 million.  Refer to the discussion of cash flows in the next section.  Accounts receivable increased by $48.2 million from year-end.  The accounts receivable balance typically grows in the first and third quarters and decreases in the second quarter as a result of the broadcast revenue cycle.  The Company carefully monitors the aging of its accounts receivable.

Tax credits receivable increased as a result of accruals related to film production.  Investments and other assets increased primarily as a result of increases in equity investments.  Capital assets increased by $7.0 million, as spending on Corus Quay continued in the first quarter and was offset by increased depreciation.  Broadcast licenses and goodwill balances remained consistent with August 31, 2010.  Program and film rights (current and non-current) increased by $10.1 million, as additions of acquired rights of $46.5 million were not completely offset by amortization during the period. In particular, investments in programming were made for all Television brands both on Canadian programming and movies in the first quarter.  Film investments increased by $0.3 million, as net film spending of $21.9 million was offset by film amortization and accruals for tax credits.

Accounts payable and accrued liabilities increased as a result of interest payable on long-term debt, dividends payable and current program rights payable.  Prior to the issuance of the notes in the second quarter of 2010, interest on bank debt was paid monthly or quarterly.  Interest on the notes is paid semi-annually, in February and August.  An increase in accrued liabilities is related to higher general accounts payable.  Income taxes payable increased due to the timing of income tax installment payments.

Long-term debt increased by $30.9 million, primarily to fund working capital.  Other long-term liabilities decreased by $2.4 million due to reductions in capital lease accruals and unearned revenue.

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

The exercise of employee stock options added $2.9 million to share capital and the issuance of shares from treasury under the Company’s dividend reinvestment plan added $1.6 million to share capital.  Contributed surplus decreased by $0.4 million.

Liquidity and Capital Resources

Cash flows

Overall, the Company’s cash and cash equivalents position increased by $15.6 million in the first quarter fiscal 2011, compared to an increase of $13.0 million in the prior year.  Free cash flow for the first quarter fiscal 2011 was $1.1 million, compared to negative free cash flow of $8.9 million in the prior year.  After adding back the impact of business combinations, adjusted free cash flow in the first quarter fiscal 2010 is $27.1 million.  This decrease in free cash flow reflects lower cash from operating activities and higher capital expenditures.  Refer to Key Performance Indicators for a reconciliation of free cash flow to consolidated statements of cash flows.

Cash provided by operating activities in the first quarter fiscal 2011 was $15.4 million, compared to $32.3 million last year.  This decrease is related primarily to higher interest expense and increased working capital usage.

Cash used in investing activities in the first quarter fiscal 2011 was $14.4 million, compared to cash used of $41.3 million last year.  Capital expenditures of $13.3 million were higher in the current year, as the Company continues to incur costs related to Corus Quay in fiscal 2011.  In the first quarter of fiscal 2010, the Company completed the acquisition of two specialty television services for cash of $40.0 million, less a $4.0 million holdback to be paid later in the fiscal year.

Cash provided by financing activities in the first quarter fiscal 2011 was $14.3 million, compared to $22.0 million in the prior year.

Liquidity

As at November 30, 2010, the Company has available $262.0 million under a revolving term credit facility that matures on February 10, 2014.  Interest rates on the Company’s facilities fluctuate with Canadian bankers’ acceptances and LIBOR.

As at November 30, 2010, the Company had a cash balance of $23.6 million and a positive working capital balance.  Management believes that cash flow from operations and existing credit facilities will provide the Company with sufficient financial resources to fund its operations for the next 12 months.

Net debt to segment profit

As at November 30, 2010, net debt was $699.3 million, up from $683.9 million at August 31, 2010.  Net debt to segment profit at November 30, 2010 was 2.6 times, consistent with August 31, 2010.  This ratio remains below management’s stated long-term range of 3.0 to 3.5 times.

Off-balance sheet arrangements and derivative financial instruments

In the second quarter of fiscal 2010, the Company terminated its interest rate swap agreements that had fixed a portion of the interest rate on its bank debt.  As a result, the Company has no derivative instruments outstanding as at November 30, 2010.

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

Contractual commitments

The Company has added no significant unfulfilled contractual obligations in fiscal 2011.

Outstanding Share Data

As at December 31, 2010, 3,439,462 Class A Voting Shares and 78,124,157 Class B Non-Voting Shares were issued and outstanding.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred in the three months ended November 30, 2010 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Key Performance Indicators

The Company measures the success of its strategies using a number of key performance indicators.  These have been outlined in the Management’s Discussion and Analysis contained in the Annual Report for the year ended August 31, 2010, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

In particular, segment profit is calculated as revenues less direct cost of sales, general and administrative expenses as reported in the Company’s consolidated statements of income and retained earnings. Segment profit may be calculated and presented for an individual operating segment, a line of business, or for the consolidated Company.  The Company believes this is an important measure as it allows the Company to evaluate the operating performance of its business segments and its ability to service and/or incur debt; therefore, it is calculated before (i) non-cash expenses such as depreciation and amortization; (ii) interest expense; and (iii) items not indicative of the Company’s core operating results, and not used in management’s evaluation of the business segment’s performance, such as: goodwill and broadcast license impairment; disputed regulatory fees; debt refinancing loss and certain other income and expenses (note 10 to the interim consolidated financial statements).  Segment profit is also one of the measures used by the investing community to value the Company and is included in note 12 to the interim consolidated financial statements.

Certain key performance indicators are not measurements in accordance with Canadian or U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income or any other measure of performance under Canadian or U.S. GAAP.  The following tables reconcile those key performance indicators that are not in accordance with GAAP measures:

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

Free cash flow
	Three months ended
	November 30,
(thousands of Canadian dollars)	2010	2009
Cash provided by (used in):
Operating activities	15,442	32,327
Investing activities	(14,376)	(41,253)
Free cash flow	1,066	(8,926)

Net debt
	As at November 30,	As at August 31,
(thousands of Canadian dollars)	2010	2010
Long-term debt	722,816	691,891
Cash and cash equivalents	(23,554)	(7,969)
Net debt	699,262	683,922

Net debt to segment profit
	As at November 30,	As at August 31,
(thousands of Canadian dollars)	2010	2010
Net debt (numerator)	699,262	683,922
Segment profit (denominator)	273,141	264,069
Net debt to segment profit	2.6	2.6
(1) Reflects aggregate amounts for the most recent four quarters, as detailed in the table in the “Quarterly Consolidated Financial Information” section of Management’s Discussion and Analysis.

Impact of New Accounting Policies

There are no pending accounting changes under Canadian GAAP that will be adopted prior to conversion to IFRS.

Recent Accounting Pronouncements

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that the use of International Financial Reporting Standards (“IFRS”) will be required in Canada for publicly accountable profit-oriented enterprises for fiscal years beginning on or after January 1, 2011.  The Company will be required to report using IFRS beginning September 1, 2011.  The Company has implemented an IFRS project, and has committed adequate internal and external resources towards this project, including assembling a project team with a project team leader that includes senior levels of management.  Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS project has been established.

Although the Company has completed preliminary assessments of accounting and reporting differences, impacts on systems and processes, it has not yet finalized these assessments.  As the Company finalizes its determination of the significant impacts on its financial reporting it intends to disclose such impacts in future Management’s Discussion and Analysis.

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of the adoption of IFRS at the changeover date.  The International Accounting Standards Board (“IASB”) will also continue to issue new accounting standards during the conversion period and, as a result, the final impact of IFRS on the Company’s consolidated financial statements will only be measured once all IFRS’s applicable at the conversion date are known.

The Company’s adoption of IFRS will require the application of IFRS 1, First-Time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS.  IFRS 1 generally requires that an entity apply all IFRS’s effective at the end of its first IFRS reporting period retrospectively.  However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement.  Management is assessing the exemptions available under IFRS 1 and their impact on the Company’s future financial position.   On adoption of IFRS, the exemptions being considered by the Company that could result in material impacts are as follows:

Exemption	Application of exemption
Business combinations	The Company expects to elect not to restate any business combinations that occurred prior to September 1, 2010.
Cumulative translation differences	The Company expects to elect to reset cumulative translation differences for foreign operations to zero at September 1, 2010.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP.  Set out below are the key areas where changes in accounting policies are expected that may impact the Company’s consolidated financial statements.  The list and comments should not be regarded as a complete list of changes that will result from the transition to IFRS.  It is intended to highlight those areas management believes to be most significant.  However, the IASB has significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements.  Consequently, management’s analysis of changes and policy decisions have been made based on its expectations regarding the accounting standards that we anticipate will be effective at the time of transition.  The future impacts of IFRS will also depend on the particular circumstances prevailing in those years.  At this stage, management is not able to reliably quantify the impacts expected on the Company’s consolidated financial statements for these differences.  Please see the section entitled “Cautionary statement regarding forward-looking statements”.

Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences from Canadian GAAP, with potential impact for the Company
Presentation of Financial Statements (IAS 1)	Additional disclosures in the notes to financial statements.
Property, Plant and Equipment (IAS 16)
Componentization of significant real estate for separate amortization over a shorter useful life.
Remaining carrying value of underlying buildings subject to componentization amortized over a longer useful life.

CORUS ENTERTAINMENT INC.
First Quarter Report to Shareholders

Impairment of Assets (IAS 36)
Grouping of assets in cash generating units (CGU’s) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow method (DCF) in a single-step approach.
Goodwill allocated to and tested in conjunction with its related CGU or group of CGU’s that benefit from collective synergies.
Under certain circumstances, previous impairment taken (other than goodwill) required to be reversed.

Interests in Joint Ventures (IAS 31)	Joint venture interests accounted for using the equity method.
Income Taxes (IAS 12)	Recognition and measurement criteria for deferred tax assets and liabilities may differ.
Intangible Assets (IAS 38)	Reinstatement of amortization of indefinite-lived intangibles
Business Combinations and Minority Interests (IFRS 3R)
Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of contingent consideration classified as a liability recognized in earnings.
Changes in ownership interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
Non-controlling interests presented as a separate component of shareholders’ equity.

This is not an exhaustive list of all of the changes that could occur during the transition to IFRS. At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable.

The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue to issue new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.

The Company’s IFRS conversion project is progressing according to schedule.

There are no pending accounting changes under Canadian GAAP that will be adopted prior to conversion to IFRS.

Consolidated Financial Statements and Notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)	As at November 30,	As at August 31,
(in thousands of Canadian dollars)	2010	2010
ASSETS (note 6)
Current
Cash and cash equivalents	23,554	7,969
Accounts receivable	223,381	175,134
Income taxes recoverable	-	1,781
Prepaid expenses and other	18,549	18,008
Program and film rights	153,098	159,726
Future tax asset	5,914	6,423
Total current assets	424,496	369,041

Tax credits receivable	44,023	39,597
Investments and other assets (note 3)	23,682	22,699
Property, plant and equipment	169,380	161,585
Program and film rights	105,425	88,684
Film investments (note 4)	100,760	100,454
Broadcast licenses	582,166	582,166
Goodwill	695,029	695,029
	2,144,961	2,059,255

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities (note 5)	222,668	203,422
Income taxes payable	5,820	-
Total current liabilities	228,488	203,422

Long-term debt (note 6)	722,816	691,891
Other long-term liabilities (notes 5, 7 and 8)	89,025	91,423
Future tax liability	98,494	98,516
Total liabilities	1,138,823	1,085,252

Non-controlling interest	15,669	18,055

SHAREHOLDERS’ EQUITY
Share capital (note 8)	861,183	856,655
Contributed surplus (note 8)	11,392	11,780
Retained earnings	129,632	98,669
Accumulated other comprehensive loss (note 15)	(11,738)	(11,156)
Total shareholders’ equity	990,469	955,948
	2,144,961	2,059,255

See accompanying notes

On behalf of the Board:

John M. Cassaday	Heather A. Shaw
Director	Director

January 11, 2011

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF INCOME
	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars)	2010	2009
Revenues	240,651	222,329
Direct cost of sales, general and
administrative expenses (note 14)	148,354	139,104
Depreciation	6,622	4,516
Interest expense (notes 6 and 9)	14,883	8,148
Disputed regulatory fees	-	(16,194)
Restructuring charges (note 5)	2,378	-
Other income, net (notes 10 and 14)	(219)	(1,784)
Income before income taxes
and non-controlling interest	68,633	88,539
Income tax expense (note 11)	20,592	13,453
Non-controlling interest	1,820	1,178
Net income for the period	46,221	73,908

Earnings per share (note 8)
Basic	$0.57	$0.92
Diluted	$0.56	$0.91

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars)	2010	2009
Net income for the period	46,221	73,908
Other comprehensive income (loss), net of tax
Unrealized foreign currency translation adjustment	(753)	(445)
Unrealized change in fair value of available-for-sale
investments, net of tax	171	39
Unrealized change in fair value of cash flow hedges,
net of tax	-	1,446
	(582)	1,040
Comprehensive income for the period	45,639	74,948

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars)	2010	2009
Share capital
Balance, beginning of period	856,655	840,602
Issuance of shares under stock option plan	2,924	1,402
Other	1,604	336
Balance, end of period	861,183	842,340

Contributed surplus
Balance, beginning of period	11,780	17,303
Stock-based compensation (note 8)	233	899
Settlement and modification of long-term
incentive plan (note 8)	-	(3,473)
Exercise of stock options	(621)	(335)
Balance, end of period	11,392	14,394

Retained earnings
Balance, beginning of period	98,669	20,380
Net income for the period	46,221	73,908
Dividends	(15,258)	(12,017)
Balance, end of period	129,632	82,271

Accumulated other comprehensive loss
Balance, beginning of period	(11,156)	(24,007)
Other comprehensive income (loss), net of tax	(582)	1,040
Balance, end of period	(11,738)	(22,967)

See accompanying notes

CORUS ENTERTAINMENT INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
(unaudited)	November 30,
(in thousands of Canadian dollars)	2010	2009
OPERATING ACTIVITIES
Net income for the period	46,221	73,908
Add (deduct) non-cash items:
Depreciation	6,622	4,516
Amortization of program rights	42,132	41,726
Amortization of film investments	10,922	5,533
Future income taxes	472	(15,336)
Non-controlling interest	1,820	1,178
Stock option expense	233	204
Imputed interest	2,600	1,696
Other	(267)	(91)
Net change in non-cash working capital
balances related to operations	(35,309)	(21,436)
Payment of program and film rights	(38,153)	(41,610)
Net additions to film investments	(21,850)	(17,961)
Cash provided by operating activities	15,443	32,327

INVESTING ACTIVITIES
Additions to property, plant and equipment	(13,266)	(6,106)
Business combinations	-	(36,000)
Cash flows for investments and other assets, net	(885)	1,091
Decrease in public benefits associated with acquisitions	(225)	(238)
Cash used in investing activities	(14,376)	(41,253)

FINANCING ACTIVITIES
Increase in bank loans	30,192	39,885
Issuance of shares under stock option plan	2,303	1,067
Dividend paid	(11,591)	(11,674)
Dividend paid to minority interest	(4,206)	(3,860)
Other	(2,180)	(3,444)
Cash provided financing activities	14,518	21,974

Net change in cash and cash equivalents
during the period	15,585	13,048
Cash and cash equivalents, beginning of period	7,969	10,922
Cash and cash equivalents, end of period	23,554	23,970

Supplemental cash flow disclosures (note 13)

See accompanying notes

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2010
(in thousands of Canadian dollars, except share information)

1.	BASIS OF PRESENTATION

These interim consolidated financial statements include the accounts of Corus Entertainment Inc. and its subsidiaries (“Corus” or the “Company”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited financial statements.  As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2010.

Corus’ operating results are subject to seasonal fluctuations that can significantly impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.  Each of the broadcasting businesses [Radio and Television] has unique seasonal aspects.

For the broadcasting businesses, operating results are dependent on general advertising and retail cycles associated with consumer spending activity. Accordingly, operating results for the first quarter tend to be the strongest, reflecting pre-Christmas advertising activity, and for the second quarter tend to be the weakest, consistent with lower consumer spending in winter months.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of application as the fiscal 2010 annual consolidated financial statements.

3.	INVESTMENTS AND OTHER ASSETS

	As at November 30,	As at August 31,
	2010	2010
Equity investments	9,148	7,914
Trademark intangible assets	11,245	11,744
Other	3,289	3,041
	23,682	22,699

4.	FILM INVESTMENTS

	As at November 30,	As at August 31,
	2010	2010
Projects in development and in process, net of advances	29,222	27,712
Completed projects and distribution rights	43,178	47,205
Investments in third-party-produced film projects	28,360	25,537
	100,760	100,454

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2010
(in thousands of Canadian dollars, except share information)

5.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at November 30, 2010, the Company had $10,757 (August 31, 2010 - $13,756) in accrued restructuring expenses in accounts payable and accrued liabilities and other long-term liabilities.  In the first quarter fiscal 2011, $2,999 has been paid in respect of these provisions and $2,378 relating to employee related costs and redundant rent was paid and expensed.  The Company anticipates that these provisions will be substantially paid in fiscal 2011.

6.	LONG-TERM DEBT
	As at November 30,	As at August 31,
	2010	2010
Bank loans	238,207	208,015
Senior unsecured guaranteed notes	500,000	500,000
Unamortized financing fees	(15,391)	(16,124)
	722,816	691,891

In the second quarter of fiscal 2010, the Company closed an offering of $500,000 principal amount of 7.25% senior unsecured guaranteed notes due February 10, 2017 (the “Notes”).

Concurrent with the closing of the offering of the Notes, the Company entered into an amended credit facility with a syndicate of banks that matures on February 11, 2014.  The amount committed is $500,000, which is available on a revolving basis.

The transactions noted above resulted in the Company recording a $14,256 debt refinancing loss in the second quarter of fiscal 2010.  The components of this loss include mark-to-market payments on the interest rate swap agreement termination and the write-off of unamortized financing fees related to the bank loans that were settled.

Interest rates on the balance of the bank loans fluctuate with Canadian bankers’ acceptances and LIBOR.  As at November 30, 2010, the weighted average interest rate on the outstanding bank loans and Notes was 6.8%. Interest on the bank loans, including the impact of the swap, and Notes averaged 4.0% for the first quarter of fiscal 2010.

The banks hold as collateral a first ranking charge on all assets and undertakings of Corus and certain of Corus’ subsidiaries as designated under the credit agreements.  Under the facility, the Company has undertaken to maintain certain financial covenants.  Management has determined that the Company was in compliance with the covenants provided under the bank loans as at November 30, 2010.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2010
(in thousands of Canadian dollars, except share information)

7.	OTHER LONG-TERM LIABILITIES

	As at November 30,	As at August 31,
	2010	2010
Public benefits associated with acquisitions	3,804	4,023
Unearned revenue	7,655	8,942
Program rights payable	31,548	31,959
Long-term employee obligations	10,229	9,830
Deferred leasehold inducements	7,790	7,075
Merchandising and trademark liabilities	13,259	13,745
Capital lease accrual	14,740	15,849
	89,025	91,423

8.	SHARE CAPITAL

Authorized

The Company is authorized to issue, upon approval of holders of no less than two-thirds of the existing Class A shares, an unlimited number of Class A participating shares (“Class A Voting Shares”), as well as an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”), Class A Preferred Shares, and Class 1 and Class 2 Preferred Shares.

Issued and outstanding
The changes in the Class A Voting Shares and Class B Non-Voting Shares since August 31, 2010 are summarized as follows:

	Class A		Class B
	Voting Shares		Non-Voting Shares		Total
	#	$	#	$	$
Balance as at August 31, 2010	3,444,128	26,671	77,695,238	829,984	856,655
Conversion of Class A Voting Shares
to Class B Non-Voting Shares	(4,666)	(36)	4,666	36	-
Issuance of shares under Stock
Option Plan	-	-	193,325	2,924	2,924
Issuance of shares under dividend
reinvestment plan	-	-	76,798	1,604	1,604
Balance as at November 30, 2010	3,439,462	26,635	77,970,027	834,548	861,183

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2010
(in thousands of Canadian dollars, except share information)

Earnings per share

The following is a reconciliation of the numerator and denominators (in thousands) used for the computation of the basic and diluted earnings per share amounts:

	Three months ended
	November 30,
	2010	2009
Net Income for the period (numerator)	46,221	73,908

Weighted average number of shares outstanding (denominator)
Weighted average number of shares
outstanding - basic	81,224	80,087
Effect of dilutive securities	688	1,330
Weighted average number of shares
outstanding - diluted	81,912	81,417

The calculation of diluted earnings per share for the first quarter of fiscal 2011 excluded 235,800 weighted average Class B Non-Voting Shares issuable under the Company’s Stock Option Plan because these options were not “in-the-money”.

Stock option plan

Under the Company’s Stock Option Plan (the “Plan”), the Company may grant options to purchase Class B Non-Voting Shares to eligible officers, directors and employees of or consultants to the Company.  The number of Class B Non-Voting Shares which the Company is authorized to issue under the Plan is 10% of the issued and outstanding Class B Non-Voting Shares.  All options granted are for terms not to exceed 10 years from the grant date.  The exercise price of each option equals the market price of the Company’s stock on the date of the grant.  Options vest 25% on each of the first, second, third and fourth anniversary dates of the date of grant.

A summary of the changes to the stock options outstanding since August 31, 2010 is presented as follows:

	Number of options (#)	Weighted average
		exercise price ($)
Outstanding as at August 31, 2010	2,811,588	14.95
Granted	261,900	19.15
Forfeited or expired	(22,600)	22.65
Exercised	(193,325)	11.91
Outstanding as at November 30, 2010	2,857,563	15.48

As at November 30, 2010, the Company has outstanding stock options for 2,857,563 Class B Non-Voting Shares, of which 2,607,126 are exercisable.

The fair value of each option granted since September 1, 2003 was estimated on the date of the grant using the Black-Scholes option pricing model.  The estimated fair value of the options is amortized to income over the option's vesting period on a straight-line basis. In fiscal 2011, the Company has recorded stock-based compensation expense for the first quarter of $233 (2010 - $204).  This charge has been credited to contributed surplus.  Unrecognized stock-based compensation expense at November 30, 2010 related to the Plan was $2,934.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2010
(in thousands of Canadian dollars, except share information)

The fair value of each option granted in fiscal 2011 and 2010 was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Fiscal 2011	Fiscal 2010
Fair value	$4.26	$3.65
Expected life	5.8 years	5.6 years
Risk-free interest rate	2.06%	2.77%
Dividend yield	3.8%	3.4%
Volatility	29.0%	28.7%

Performance share units

The Company has granted Performance Share Units (“PSUs”) to certain employees. Each PSU entitles the participant to receive a cash payment in an amount equal to the closing price of Class B Non-Voting Shares traded on the Toronto Stock Exchange at the end of the restriction period, multiplied by the number of vested units determined by achievement of specific performance-based criteria.  The stock-based compensation expense recorded for the first quarter in respect of the PSU plan was $236 (2010 - $286).

Long-term incentive plan

In the first quarter of fiscal 2011, 227,100 units were granted under this plan (2010 - 334,300 units), with vesting periods between two and five years.  The stock-based compensation expense recorded for the first quarter in respect of this plan was $1,656 (2010 - $695).  This charge has been credited to other long-term liabilities.

Units that vested on August 31, 2009 were paid in cash in September 2009.  This resulted in a reduction of $3,473 to contributed surplus in the first quarter of fiscal 2010.

In the third quarter of fiscal 2010, the plan text was modified to remove the option of settling the plan in shares.  As a result, the amounts previously credited to contributed surplus were transferred to other long-term liabilities.

Dividend reinvestment plan

In September 2009, the Company announced that its Board of Directors had approved a discount for Class B Non-Voting Shares issued from treasury pursuant to the terms of its dividend reinvestment plan.  In the first quarter of fiscal 2011, the Company issued 76,798 Class B Non-Voting Shares, resulting in an increase in share capital of $1,604.

Other

The Company allows directors and senior management to receive their director’s fees or short-term incentive compensation, respectively, in the form of deferred share units.  Each deferred share unit has the same value as a Class B Non-Voting Share. These deferred share units are fully vested upon grant, and the value is paid in cash to the holder following termination of service or employment.  At November 30, 2010, there were 157,520 deferred share units outstanding.

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2010
(in thousands of Canadian dollars, except share information)

9.	INTEREST EXPENSE

	Three months ended
	November 30,
	2010	2009
Interest on long-term debt	11,523	6,284
Imputed interest on long-term liabilities	2,600	1,696
Other	760	168
	14,883	8,148

10.	OTHER INCOME, NET
	Three months ended
	November 30,
	2010	2009
Interest income	(5)	(1,051)
Foreign exchange gains	(1,055)	(766)
Income from equity investments	(349)	(139)
Other	1,190	172
	(219)	(1,784)

11.	INCOME TAXES

The reconciliation of income taxes attributable to operations computed at the statutory rates to income tax expense for the first quarter of fiscal 2011 and 2010 is as follows:

	Fiscal 2011		Fiscal 2010
	$	%	$	%
Tax at combined federal and provincial rate	19,915	29.0	27,941	31.6
Future tax recovery resulting from tax rate change	-	-	(14,193)	(16.0)
Other	677	1.0	(295)	(0.4)
	20,592	30.0	13,453	15.2

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2010
(in thousands of Canadian dollars, except share information)

12. BUSINESS SEGMENT INFORMATION

The Company’s business activities are conducted through two operating divisions and five segments:

Radio

The Radio division comprises 48 radio stations, situated primarily in urban centres in Canada.  Revenues are derived from advertising aired over these stations.

Television

The Television division includes interests in several specialty television networks, pay television services, conventional television stations, and the Nelvana content business.  Revenues are generated from subscriber fees, advertising and the licensing of proprietary films and television programs, merchandise licensing and publishing.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies of the most recent audited consolidated financial statements. Management evaluates each business segment’s performance based on revenues less direct cost of sales, general and administrative expenses.

Divisional results

Three months ended November 30, 2010
	Radio	Television	Corporate	Consolidated
Revenues	73,134	167,517	-	240,651
Direct costs of sales, general
and administrative expenses	50,977	89,417	7,960	148,354
Segment profit (loss)	22,157	78,100	(7,960)	92,297
Depreciation	1,272	1,703	3,647	6,622
Interest expense	880	6,148	7,855	14,883
Restructuring charges	806	2	1,570	2,378
Other expense (income), net	(88)	(632)	501	(219)
Income (loss) before income taxes
and non-controlling interest	19,287	70,879	(21,533)	68,633

Three months ended November 30, 2009
	Radio	Television	Corporate	Consolidated
Revenues	71,074	151,255	-	222,329
Direct costs of sales, general
and administrative expenses	49,253	84,187	5,664	139,104
Segment profit (loss)	21,821	67,068	(5,664)	83,225
Depreciation	1,670	1,906	940	4,516
Interest expense	188	1,175	6,785	8,148
Disputed regulatory fees	(8,901)	(7,293)	-	(16,194)
Other expense (income), net	91	(1,253)	(622)	(1,784)
Income (loss) before income taxes
and non-controlling interest	28,773	72,533	(12,767)	88,539

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2010
(in thousands of Canadian dollars, except share information)

The corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating segments.

In addition to evaluating performance of the divisions in total, management also measures performance at the operating segment level.  The following tables present further details on the operating segments within the Radio and Television divisions:

Revenues by segment
	Three months ended
	November 30,
	2010	2009
Radio
West	26,065	26,233
Ontario	26,704	24,504
Quebec and other	20,365	20,337
	73,134	71,074

Television
Kids	78,013	68,499
Specialty and Pay	89,504	82,756
	167,517	151,255

Segment profit
	Three months ended
	November 30,
	2010	2009
Radio
West	8,998	9,701
Ontario	9,472	8,475
Quebec and other	3,687	3,645
	22,157	21,821

Television
Kids	41,426	33,309
Specialty and Pay	36,674	33,759
	78,100	67,068

Revenues by type
	Three months ended
	November 30,
	2010	2009
Advertising	137,051	127,120
Subscriber fees	73,762	67,419
Other	29,838	27,790
	240,651	222,329

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2010
(in thousands of Canadian dollars, except share information)

13.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Interest paid, interest received and income taxes paid and classified as operating activities are as follows:
	Three months ended
	November 30,
	2010	2009
Interest paid	3,347	6,465
Interest received	5	1,051
Income taxes paid	12,466	8,616

14.	FOREIGN EXCHANGE GAINS AND LOSSES

The Company has reflected certain gains and losses in its consolidated statements of income (loss) as a result of exposure to foreign currency exchange rate fluctuations. A portion of these gains and losses relates to operating activities while other portions are of a financing nature.  Foreign exchange gains and losses are reflected in the consolidated financial statements as follows:

	Three months ended
	November 30,
	2010	2009
Direct costs of sales, general and administrative expenses	(151)	(151)
Other income, net	(1,055)	(766)
Total foreign exchange gains	(1,206)	(917)

15.	ACCUMULATED OTHER COMPREHENSIVE LOSS
	As at November 30,	As at August 31,
	2010	2010
Foreign currency translation adjustment	(12,251)	(11,498)
Unrealized gain on available-for-sale investments, net of tax	513	342
	(11,738)	(11,156)

CORUS ENTERTAINMENT INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
November 30, 2010
(in thousands of Canadian dollars, except share information)

16.	SUBSEQUENT EVENTS

On April 30, 2010, Corus announced the sale of its Quebec radio stations to Cogeco.  This transaction was subject to regulatory approval by the CRTC.  On December 17, 2010, subsequent to the quarter, CRTC announced approval of the transaction.  The sale will close February 1, 2011 with a purchase price of $80 million.  The following amounts, included in these consolidated financial statements, represent the Company’s Quebec radio stations.

	As at November 30,	As at August 31,
	2010	2010
Current Assets	17,332	14,950
Broadcast License & Goodwill	64,120	64,120
Long term Assets	13,374	13,965
Current Liabilities	7,677	9,933
Long term Liabilities	2,313	3,420
Income Taxes Payable	330	(336)
Future Tax Liability	7,592	7,963

	Three Months Ended
	November 30,
	2010	2009
Revenue	18,360	18,011
Expense	14,726	14,742
Segment profit	3,634	3,269

Radio’s Quebec segment will be retroactively restated as a discontinued operation commencing in the second quarter.

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demande à investor.relations@corusent.com.